UNIT
SECURITIES AND E
Washington, D.C. 20549

08029402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8- 66310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerBank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 Washington Ave., Suite 513
(No. and Street)

Eden Prairie	MN	55439
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILIP WRIGHT — (952) 960-4893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVENUE SOUTH, SUITE 2400	BLOOMINGTON	MN	55431
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PHILIP WRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROKERBANK SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan J. Haida
Notary Public
Minnesota
My Commission Expires January 31, 2010

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERBANK SECURITIES, INC.

Eden Prairie, Minnesota

December 31, 2007 and 2006

FINANCIAL STATEMENTS

Including Independent Auditors' Report

BROKERBANK SECURITIES, INC.

TABLE OF CONTENTS

VirchowKrause & company

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
BrokerBank Securities, Inc.
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of BrokerBank Securities, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrokerBank Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 27, 2008

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

BROKERBANK SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
CASH	$ 27,495	$ 32,883
COMMISSIONS RECEIVABLE	11,000	-
PREPAID EXPENSES	1,253	1,340
EQUIPMENT, NET	8,828	5,463
RELATED PARTY RECEIVABLES	11,953	-
DEPOSITS	1,544	2,665
TOTAL ASSETS	$ 62,073	$ 42,351

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
LIABILITIES		
Accounts payable	$ 5,434	$ 1,281
Accrued payroll and payroll taxes	4,698	-
Total Liabilities	10,132	1,281
STOCKHOLDERS' EQUITY		
Common stock, authorized 10,000,000 shares, $.01 par value 7,235,351 and 5,172,300 shares issued and outstanding	72,353	51,723
Accumulated deficit	(20,412)	(10,653)
Total Stockholders' Equity	51,941	41,070
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 62,073	$ 42,351

See accompanying notes to financial statements.

BROKERBANK SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Placement agent fees and commissions	$ 169,521	$ 117,215
Consulting	-	35,000
Other revenues	18,796	35,667
TOTAL REVENUES	188,317	187,882
EXPENSES		
Compensation related	89,633	83,619
Consulting	46,808	34,500
Occupancy	16,387	16,081
Other	80,248	57,145
TOTAL EXPENSES	233,076	191,345
OTHER INCOME	35,000	-
NET LOSS	$ (9,759)	$ (3,463)

See accompanying notes to financial statements.

BROKERBANK SECURITIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2007 and 2006

	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Total
BALANCES, December 31, 2005	5,172,300	$ 51,723	$ (5,611)	$ 46,112
Dividends paid	-	-	(1,579)	(1,579)
2006 net loss	-	-	(3,463)	(3,463)
BALANCES, December 31, 2006	5,172,300	51,723	(10,653)	41,070
Shareholder contributions	2,063,051	20,630	-	20,630
2007 net loss	-	-	(9,759)	(9,759)
BALANCES, December 31, 2007	7,235,351	$ 72,353	$ (20,412)	$ 51,941

See accompanying notes to financial statements.

BROKERBANK SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (9,759)	$ (3,463)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	3,642	3,569
Changes in operating assets and liabilities:		
Commissions receivable	(11,000)	-
Prepaid expenses	87	-
Related party receivables	(11,953)	634
Deposits	1,121	(1,401)
Accounts payable	4,153	(3,058)
Accrued payroll and payroll taxes	4,698	(8,675)
Issuer deposit	-	(25,000)
Net Cash Flows from Operating Activities	(19,011)	(37,394)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(7,007)	(732)
Net Cash Flows from Investing Activities	(7,007)	(732)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issuance of common stock	20,630	-
Dividends to stockholders	-	(1,842)
Net Cash Flows from Financing Activities	20,630	(1,842)
Net Change in Cash	(5,388)	(39,968)
CASH - Beginning of Year	32,883	72,851
CASH - END OF YEAR	$ 27,495	$ 32,883

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

BrokerBank Securities, Inc. (the Company), is a Minnesota-based C Corporation that conducts business using a k(2)(i) exemption as a securities and broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in May 2004 and as amended in September 2005. The Company does not and may not aquire, hold or trade securities inventory, nor does it trade for its own account. It acts solely as a broker of private placement securities pursuant to the rules of SEC Regulation D, Sections 501 to 506 and may market certain mutual funds and tax-advantaged securities on an agency and best-efforts basis in accordance to each selling agreement.

The Company's financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. In addition, the financial presentation has been laid out to conform with the United States Secuirities and Exchange Commission's Annual Audit Report Form X-17A-5, Part III.

Cash

The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Equipment

Equipment is recorded at cost and is being depreciated using the straight-line method over their estimated useful lives of 3 years.

Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Equipment

Equipment consisted of the following at December 31:

	2007	2006
Computer equipment	$ 18,350	$ 13,239
Less: accumulated depreciation	(9,522)	(7,776)
Equipment, Net	$ 8,828	$ 5,463

Depreciation expense was $3,642 and $3,569 for the years ended December 31, 2007 and 2006.

NOTE 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2007 and 2006, the net capital ratio was .58 to 1.0 and .04 to 1.0 and net capital was $17,363 and $31,602 which exceeds the minimum requirement by $12,363 and $26,602.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2007 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 4 - Income Taxes

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation accruals and net operating loss carryforwards.

The Company had net operating loss carryforwards of approximately $12,400 as of December 31, 2007. If not used, the net operating loss carryforward will expire beginning in 2026. The change in valuation was $2,152 and $550 for the years ended December 31, 2007 and 2006. Deferred tax assets consisted of the following at December 31:

	2007	2006
Deferred tax asset	$ 2,902	$ 750
Valuation allowance	(2,902)	(750)
	$ -	$ -

NOTE 5 - Office Lease

The Company leases office space under a lease that expires in August 2009. Monthly base rents are $1,559. Total rent expense was $16,387 and $16,081 for the years ended December 31, 2007 and 2006. Future minimum rent payments are $18,708 and 12,472 for the years ending December 31, 2008 and 2009.

NOTE 6 - Related Party Receivables

At December 31, 2007, the Company had loaned $11,953 to employees. These are non-interest bearing, unsecured and will be paid back in 2008.

BROKERBANK SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGRREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 51,941
Non-allowable assets:	
Commissions receivable	11,000
Prepaid expenses	1,253
Equipment, net	8,828
Related party receivables	11,953
Deposits	1,544
Total non-allowable assets	34,578
Net capital	$ 17,363

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 10,132

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 12,363
Excess net capital at 1,000 percent	$ 16,350
Ratio: Aggregate indebtedness to net capital	.58 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2007	$ 12,363
Net audit adjustments	-
Net capital per above	$ 12,363

Virchow Krause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholders and Board of Directors
BrokerBank Securities, Inc.
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of BrokerBank Securities, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. In addition, the Company should develop internal control policies. We consider these items to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under theSecurities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 27, 2008

END